

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Alexander Henderson
Chief Financial Officer
Toga Limited
2575 McCabe Way
Suite 100
Irvine, CA 92614

> **Re: Toga Limited**
> **Form 10-K for the Fiscal Year Ended July 31, 2019**
> **Filed November 14, 2019**
> **File No. 001-39052**

Dear Mr. Henderson:

We have reviewed your May 11, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2020 letter.

Form 10-K for the Fiscal Year Ended July 31, 2019

Item 9A. Controls and Procedures
Evaluation of Internal Controls and Procedures, page 41

1.   We note your response to comment 3 and understand you will amend the filing to disclose the identification of a material weakness and the remediation steps taken by management to address it. Please have your independent auditors provide an attestation report on the effectiveness of your internal control over financial reporting (ICFR) at July 31, 2019. Refer to Item 308(b) of Regulation S-K.

2.   Referencing the final paragraph of your Evaluation of Internal Controls and Procedures (ICFR), please revise your explanation regarding the company not being an accelerated filer or large accelerated filer, and why it is not required to have management's assessment of ICFR attested by your independent public accountants pursuant to Item 308(b) of Regulation S-K.

     You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Trade & Services

cc: Mr. Jeffrey Berg, Baker & Hostetler